EXHIBIT 12

NEWELL RUBBERMAID INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
(in millions, except per share data)	2004	2003	2002	2001	2000

EARNINGS AVAILABLE TO FIXED CHARGES:
Income from continuing operations before income taxes and cumulative effect of accounting change	$86.3	$337.3	$398.5	$331.9	$562.4
Fixed charges —
Interest expense	129.7	140.1	137.3	137.5	130.0
Portion of rent determined to be interest	43.6	40.4	38.0	34.1	30.5
Minority interest in income of subsidiary trust	—	—	—	26.7	26.7
Equity earnings	(0.9)	—	(0.8)	(7.2)	(8.0)

	$258.7	$517.8	$573.0	$523.0	$741.6

FIXED CHARGES:
Interest expense	$129.7	$140.1	$137.3	$137.5	$130.0
Portion of rent determined to be interest	43.6	40.4	38.0	34.1	30.5
Minority interest in income of subsidiary trust	—	—	—	26.7	26.7

	$173.3	$180.5	$175.3	$198.3	$187.2

RATIO OF EARNINGS TO FIXED CHARGES	1.49	2.87	3.27	2.64	3.96

(1)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.